UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 001-03970

HARSCO CORPORATION SAVINGS PLAN

HARSCO CORPORATION

350 Poplar Church Road

Camp Hill, PA  17011

Telephone (717) 763-7064

Harsco Corporation Savings Plan

Financial Statements December 31, 2011 and 2010

And Supplemental Schedule December 31, 2011

HARSCO CORPORATION SAVINGS PLAN

* Refers to item number in Internal Revenue Service Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2011.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Harsco Corporation Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Harsco Corporation Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) and schedule of late remittances are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

Philadelphia, PA

June 27, 2012

HARSCO CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Assets	December 31 2011	December 31 2010

Participant directed investments, at fair value	$53,467	$73,018

Receivables:
Employer contributions	362	358
Participant contributions	28	46
Dividends	186	218
Notes receivable from participants	1,337	1,741
Total receivables	1,913	2,363

Net assets available for benefits	$55,380	$75,381

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2011

(In thousands)

Investment income:
Net depreciation in the fair value of investments	$(8,308)
Dividends	1,367
Interest – participant loans	117
Total investment loss	(6,824)

Contributions:
Employer	1,103
Participants	2,141
Total contributions	3,244

Benefits paid to Participants	(8,611)
Net transfers out due to employee classification change (See Note 1)	(7,785)
Administrative fees	(25)
Net decrease in net assets available for benefits	(20,001)

Net assets available for benefits
December 31, 2010	75,381
December 31, 2011	$55,380

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1.         Plan Description

The following description of the Harsco Corporation Savings Plan (the “Plan”) provides only an abbreviated summary of the general provisions of the Plan.  Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees.  The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”).

All U.S. hourly employees, with the exception of Harsco Corporation’s (“the Company”) Harsco Industrial Air-X-Changers Division hourly employees, who are employed by the Company or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company are deemed “Eligible Employees.”  Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees’ eligibility to participate in the Plan.  New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire in the case of full-time employees; or as of the first payroll of January, April, July or October in the case of part-time employees after the date credited with 1,000 hours of service within the first twelve months of employment or any calendar year thereafter.  Prior to October 1, 2011, hourly and salaried employees of the Company’s Harsco Industrial Air-X-Changers Division were eligible to participate in the Plan.

Throughout the year, employees may be transferred to various positions within the Company, which may result in a transfer between various retirement plans sponsored by the Company. Transfers between various Company retirement plans may also occur as Plan amendments are adopted that permit additional or restrict existing groups of Company employees’ participation in the Plan.  These are shown as “Net transfers due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period.  Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company.  The participant designates what percentage of such contributions will be “Pre-Tax Contributions” and what percentage will be “After-Tax Contributions.”  A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations.  In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Code, which was $16,500 for the year ended December 31, 2011, for participants under 50 years of age.  For participants who turned 50 on or before the end of the calendar year, the pretax limit was $22,000 in 2011 as a result of an additional $5,500 of “catch-up contributions” allowed by the Code.  Pre-Tax Contributions constitute a reduction in the participant’s taxable income for purposes of Section 401(k) of the Code.  After-Tax Contributions are considered to be the participant’s contributions to the Plan and do not constitute a reduction in the participant’s taxable income for the purposes of Section 401(k) of the Code.  Participants may also contribute amounts representing distributions from other qualified retirement plans.

Pursuant to the Plan, the Company makes contributions in cash to the trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant’s compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions.  These contributions are referred to as “Company Matching Contributions.”

The Company also makes contributions to the Plan under agreements with certain employee bargaining groups.  These contributions, referred to as profit sharing contributions in the agreements, may be based on a percentage of employee earnings or a fixed amount per hour worked by the employee.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching accounts is based on years of vesting service.  A participant is 100% vested after three years of credited service.  Vesting in the Company’s profit sharing contributions is based on years of vested service.  A participant is 100% vested after five years of credited service for contributions made for Plan years ending on or before December 31, 2006, and 100% vested after three years of credited service for contributions made for Plan years commencing on and after January 1, 2007.

Administration

The Company pays administrative fees related to maintaining the Plan as a whole.  Fees for investment management, which include record keeper fees, are paid by the Plan.  Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant.  Transfers in and out of the Harsco Corporation Common Stock Fund are assessed a $0.023 commission per share transferred, which is paid by the participant.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000.  Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund.  The participant may choose the loan repayment period, not to exceed five years.  However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant’s principal residence.  The loans are collateralized only by the portion of the participant’s account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.  Interest rates on outstanding loans, based on the trustee’s prime rate plus one percent, ranged from 4.25% to 9.25% at December 31, 2011, with maturity dates ranging from 2012 to 2017.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options:  to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

Investment Options

The Plan, comprised of participant-directed contributions, contains the following investment options at December 31, 2011:

(1)       Harsco Corporation Common Stock Fund — a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(2)       American Funds EuroPacific Growth Fund — a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

(3)       American Funds Growth Fund of America — a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

(4)       CRM Mid Cap Value Fund — a fund seeking long-term capital appreciation.  The fund normally invests at least 80% of its total assets in a diversified portfolio of equity or equity-related securities including common and preferred stocks of companies that have a market capitalization equal to those of companies in the Russell Midcap Value Index and those publicly traded on a U.S. securities market.

(5)       Dodge & Cox Stock Fund — a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund’s secondary objective is to achieve reasonable current income.

(6)       Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Portfolio — a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  The fund seeks to provide above average current income and long-term capital appreciation.

(7)       Morgan Stanley Institutional Mid Cap Growth Fund — a long-term growth oriented fund consisting primarily of stocks in mid cap companies.

(8)       Neuberger Berman Genesis Fund — a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

(9)       PIMCO Total Return Fund — a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.  The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

(10)     Putnam Bond Index Fund — a fund consisting of a sample of securities included in the Barclay’s Aggregate Bond Index.  The fund’s goal is to achieve a return, before the assessment of any fees, that closely approximates the index.

(11)     Putnam Money Market Fund (CTC) — a fund seeking as high a rate of current income as Putnam’s management believes is consistent with preservation of capital and maintenance of liquidity.  The fund consists of short-term, high-quality money market securities.  Investments in this fund are neither insured nor guaranteed by the U.S. government.

(12)     Thornburg International Value Fund — a fund seeking long-term capital appreciation.  The fund normally invests at least 75% of assets in foreign securities or depository receipts of foreign securities.

(13)     T. Rowe Price Retirement Income Fund and T. Rowe Price Retirement Funds (2005-2055) — a series of funds employing an asset allocation strategy based on investors’ projected retirement year.  The funds invest in a combination of T. Rowe Price mutual funds representing different types of stocks and bonds.

(14)     Vanguard Inflation Protected Securities Fund — a fund consisting of at least 80% of bonds.  The fund seeks to provide inflation protection and income consistent with investment in inflation-indexed securities.

(15)     Vanguard Institutional Index Fund — a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder.  In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service would be fully vested.  Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1                       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                       Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability; and

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize inputs and the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s participant directed investments at fair value as of December 31, 2011 and 2010:

	December 31, 2011
(In thousands)	Level 1	Level 2	Total

Mutual funds:
Growth funds	$13,169	$—	$13,169
Money market funds	6,296	—	6,296
Balanced funds	6,996	—	6,996
Index funds	5,777	—	5,777
Fixed income funds	2,296	—	2,296
Total mutual funds	34,534	—	34,534

Common stock fund - employer	18,703	—	18,703
Collective trust	—	230	230

Total participant directed investments	$53,237	$230	$53,467

	December 31, 2010
(in thousands)	Level 1	Level 2	Total

Mutual funds:
Growth funds	$16,916	$—	$16,916
Money market funds	7,304	—	7,304
Balanced funds	8,868	—	8,868
Index funds	6,960	—	6,960
Fixed income funds	2,556	—	2,556
Total mutual funds	42,604	—	42,604

Common stock fund - employer	30,078	—	30,078
Collective trust	—	336	336

Total participant directed investments	$72,682	$336	$73,018

The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information.  Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs.  The Plan is able to classify fair value balances based on the observability of those inputs.  The employer common stock fund is valued at its year-end unit closing price (comprised of year-end market price of Company stock plus uninvested portion) and is classified as Level 1.  The mutual funds are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end. The Plan’s investments in mutual funds are classified as Level 1 investments. Investments in collective trust fund are stated at the unit value of common/collective trust portfolio which is based on the fair value of the underlying trust investments.  The Plan’s interest in this collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan’s investments in collective trusts are classified as Level 2 investments.  The Plan does not have any unfunded commitments and participants can only redeem their shares in the collective trust on the valuation date of the investment, which is calculated on a monthly basis.  At December 31, 2011 and 2010, and for the years then ended, the plan had no assets classified as Level 3.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the Plan believes its valuation methods are appropriate and consistent with other market participants for the Plan, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Income Recognition

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The purchase and sale of investments are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.  Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to restore accounts, to pay Plan fees and expenses, and to reduce the amount of future Company matching contributions as directed by the Plan Administrator.  In 2011 and 2010, forfeited amounts of $70,016 and $106,247, respectively, were used to offset Company matching contributions, while $3,272 and $7,004 remained in a money market fund at December 31, 2011 and 2010, respectively, to be used to offset future Company matching contributions.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS.  The amendments are of two types:  (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

3.                          Investments

The following table separately identifies those investments which represent five percent or more of the Plan’s net assets at December 31, 2011 with comparable information for 2010:

(In thousands)	December 31 2011	December 31 2010

Harsco Corporation Common Stock Fund	$18,703	$30,078
Putnam Money Market Fund	6,296	7,304
American Funds Growth Fund of America	5,981	7,742
Vanguard Institutional Index Fund	5,777	6,960

During the year ended December 31, 2011, the fair value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated as follows:

(in thousands)	Year Ended December 31 2011

Common stock fund - employer	$(7,169)
Mutual funds	(1,161)
Collective trust	22

Net depreciation	$(8,308)

4.                          Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investments.  Putnam Investments is a sister company of Mercer Human Resource Services, which is the trustee and record keeper for the Plan.  Transactions in these funds qualify as party-in-interest transactions.

Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions.  For the years ending December 31, 2011 and 2010, the Plan purchased $5,640,864 and $2,694,016, respectively, of Company common stock, and sold $6,883,852 and $2,941,583, respectively.

5.                          Plan Amendment

Effective September 30, 2011, the Plan was amended to freeze the participation of the Company’s Harsco Industrial Air-X-Changers Division participating employees.  Affected participants were able to elect to transfer account balance in the Plan to another Company retirement plan.  For the year ended December 31, 2011, such transfers out of the plan totaled approximately $7.5 million.

6.                          Tax Status

The Company received a determination letter from the IRS dated May 8, 2009, that the Plan, as amended January 29, 2007, is a qualified plan under Sections 401(a) and 401(k) of the Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

7.         Risks and Uncertainties

Investment securities held in the Plan’s investment options are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8.                          Subsequent Events

The Plan has determined that no material events or transactions occurred subsequent to December 31, 2011 and through the date of financial statement issuance, which require additional disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

HARSCO CORPORATION SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4(i) - FORM 5500

December 31, 2011

(In thousands)

(a) Party In	(b) & (c)	(d)
Interest	Identity of Issue and Description of Investment	Current Value

	Common Stock Fund - Employer:
*	Harsco Corporation Common Stock Fund	$18,703

*	Participant Loans (1)	1,337

	Collective Trust:
*	Putnam Bond Index Fund	230

	Mutual Funds:
	Vanguard Institutional Index Fund	5,777
*	Putnam Money Market Fund	6,296
	American Funds Europacific Growth Fund	2,408
	Neuberger Berman Genesis Fund	2,014
	PIMCO Total Return Fund	2,295
	Dodge & Cox Stock Fund	1,811
	Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Portfolio	565
	American Funds Growth Fund of America	5,981
	CRM Mid Cap Value Fund	276
	Morgan Stanley Institutional Fund, Inc. Mid Cap Growth Fund	113
	Vanguard Inflation Protected Securities Fund	1
	T. Rowe Price Retirement Income	537
	T. Rowe Price Retirement 2005	56
	T. Rowe Price Retirement 2010	576
	T. Rowe Price Retirement 2015	1,083
	T. Rowe Price Retirement 2020	1,600
	T. Rowe Price Retirement 2025	1,176
	T. Rowe Price Retirement 2030	704
	T. Rowe Price Retirement 2035	455
	T. Rowe Price Retirement 2040	347
	T. Rowe Price Retirement 2045	310
	T. Rowe Price Retirement 2050	93
	T. Rowe Price Retirement 2055	60

	Total Mutual Funds	34,534

	Total Assets Held for Investment Purposes	$54,804

* Represents party in interest

(1) Participant Loans mature from 2012 to 2017 and interest rates on these loans range from 4.25% to 9.25%.

SUPPLEMENTAL SCHEDULE

HARSCO SAVINGS PLAN

SCHEDULE OF LATE REMITTANCES

SCHEDULE H, LINE 4(a) — Form 5500

December 31, 2011

(In thousands)

	Total that constitute Nonexempt Prohibited Transactions				Total fully
Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	corrected under VFCP and PTE 2002-51

2011	Employee Contributions	$—	$38	$—	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HARSCO CORPORATION SAVINGS PLAN

Date	June 28, 2012	/s/ A. Verona Dorch
A. Verona Dorch
General Counsel & Corporate Secretary

EXHIBIT INDEX

Number	Description
23	Consent of Independent Registered Public Accounting Firm